MESOBLAST OPTION TO ISSUE UP TO US$50 MILLION CONVERTIBLE NOTES FOR PRODUCT LAUNCH Melbourne, Australia; September 30 and New York, USA; September 29, 2024: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced it has entered into a convertible note subscription agreement with its largest shareholder Gregory George (“Investor”) for issue, at its sole discretion, up to US$50.0 million (A$72.7 million) convertible notes on approval by the United States Food and Drug Administration (FDA) of Mesoblast’s lead product candidate Ryoncil® (remestemcel-L) in the treatment of children with steroid- refractory acute graft versus host disease (SR-aGvHD). The funding is available at Mesoblast’s option and will enable the Company to seamlessly implement its go-to-market commercial strategy. Mesoblast anticipates a decision prior to or on the FDA’s Prescription Drug User Fee Act (PDUFA) goal date of January 7, 2025. Mesoblast Chief Executive Silviu Itescu said: “We appreciate the ongoing support from our major shareholder in ensuring that the Company is well capitalized for commercial product launch and can hit the ground running immediately following approval of RYONCIL by FDA.” Activities For Go to Market Strategy for RYONCIL in children with SR-aGvHD • Hiring of select senior positions to build targeted commercial team has commenced. • Key Pre-Launch Activities include: o Market Access initiates payer outreach o Medical provides education to payers o Corporate leadership initiates engagement with Top 15 centers o Regional sales directors lead center profiling o Ongoing KOL engagement with greatest experience using RYONCIL at highest volume centers o Non-promotional activities including profiling high-volume centers, education on disease awareness & unmet needs, and payer engagement • Post-launch - Staged approach based on centers with highest volume and experience with product. • Targeted sales force with experience in bone marrow transplant centers - 15 highest volume centers account for ~50% of patients. Key terms of the Convertible Notes Mesoblast at its sole discretion, to issue up to US$50 million of convertible notes in tranches of US$10 million at any time following an FDA approval of RYONCIL for a 90-day period. The convertible notes have a coupon of 5% per annum on the face value of issued notes. A commitment fee comprising 2 million warrants to subscribe for up to 2 million ordinary shares (or 200,000 Mesoblast ADRs) is payable on signing of the convertible note subscription agreement and a further commitment fee comprising 3 million warrants to subscribe for up to 3 million ordinary shares (300,000 Mesoblast ADRs) is payable on the first issue of convertible notes. The warrants have an exercise price of US$9.06 per ADR and a maturity date of 4 years from the date of first issuance of the warrants. The conversion price of the convertible notes will be US$9.06 per ADR (American Depository Receipt) equivalent to A$1.32 per ASX-listed share, representing a 25% premium to Mesoblast’s 5-day volume weighted average share price (“VWAP”) up to and including the close of trading on NASDAQ on Friday, September 27th, 2024. The maturity date of the convertible notes will be 4 years after the first issuance of notes (unless redeemed or converted earlier). At any time up to the maturity date, the Investor may elect to convert convertible notes issued into fully paid ordinary shares or ADRs of Mesoblast, at the conversion price. Exhibit 99.1

The convertible notes will be unsecured and be subordinated to the Company's two existing secured financing facilities. The conversion price is subject to adjustment mechanisms in the event of future share issues, capital reductions, share consolidations and other corporate actions in accordance with customary adjustment rules. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late- stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process. Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2041 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast is developing product candidates for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease, and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for advanced chronic heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals (including any future decision that the FDA may make on the BLA for remestemcel-L for pediatric patients with SR-aGVHD), manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Media Paul Hughes BlueDot Media T: +61 3 9639 6036 Steve Dabkowski E: investors@mesoblast.com T: +61 419 880 486 E: steve@bluedot.net.au